Exhibit (a)(10)

                               Supplement No. 4 to
                              Offer to Purchase by

                             AIMCO Properties, L.P.
            of up to 11,750 units of limited partnership interest of

                      Fox Strategic Housing Income Partners

                            for $260 per unit in CASH

                                ----------------

     The purpose of this Supplement is to raise our offer price from $200 to $260 per unit. The higher price will be paid for all units accepted for purchase regardless of when the units are tendered, whether or not the units were tendered prior to the increase in offer price.

     We will accept a maximum 11,750 units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person.

     Our offer price will be reduced for any distributions made by your partnership since the date of the Offer to Purchase and prior to the expiration of our offer.

     Our offer and your withdrawal rights will expire at 5:00 p.m. New York City time, on July 30, 1999, unless we extend the deadline.

     You will not pay any fees or commissions if you tender your units.

     Our offer is not subject to any minimum number of units being tendered.

     See "Risk Factors" beginning on page 2 of Supplement No. 3 for a description of risk factors that you should consider in connection with our offer, including the following:

     o We determined the offer price of $260 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     o Your general partner and the property manager of the residential property are affiliates of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

     o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o It is possible that we may conduct a subsequent offer at a higher price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

     o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

     If you desire to accept our offer, you should complete and sign the Letter of Transmittal in accordance with the instructions thereto and mail or deliver the signed Letter of Transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement or the Letter of Transmittal may also be directed to the Information Agent at (888) 349-2005.

                                  July 7, 1999

     We are offering to purchase up to 11,750 units, representing approximately 45% of the outstanding units of limited partnership interest in your partnership, for the purchase price of $260 per unit, net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from April 30, 1999 until the expiration date. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 30, 1999, Supplement No. 1 to the Offer to Purchase, dated May 27, 1999, Supplement No. 2 to the Offer to Purchase, dated June 14, 1999, Supplement No. 3 to the Offer to Purchase, dated July 1, 1999, and this Supplement and in the accompanying letter of transmittal.

     If you tender your units in response to our offer you will not be obligated to pay any commissions or partnership transfer fees but will be obligated to pay any transfer taxes (see Instruction 8 to the letter of transmittal). We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of units being tendered. However, certain other conditions do apply. See "The Offer - Section 14. Conditions of the Offer," in the Offer to Purchase.

     Our offer will expire at 5:00 P.M., New York City time, on July 30, 1999, unless extended. We will pay for units tendered pursuant to the offer within ten business day of our acceptance of such units for payment. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after August 29, 1999.

     Our Offer to Purchase is amended and supplemented as follows:

     1. By deleting all references to the per unit purchase price being $200 and inserting $260 in lieu thereof.

     2. The first paragraph under "The Offer - Section 12. Source of Funds" is hereby replaced in its entirety by inserting the following in lieu thereof:

               We expect that approximately $3,055,000 will be required to purchase all of the 11,750 limited partnership units that we are seeking in this offer (exclusive of fees and expenses estimated to be $10,000). For more information regarding fees and expenses, see "The Offer Section 16. Fees and Expenses" in the Offer to Purchase2.

     The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.

           By Mail:                 By Overnight Courier:                By Hand:
         P.O. Box 2065                111 Commerce Road             111 Commerce Road
S. Hackensack, N.J. 07606-2065      Carlstadt, N.J. 07072         Carlstadt, N.J. 07072
                                 Attn.: Reorganization Dept.   Attn.: Reorganization Dept.

                          For information, please call:

                            TOLL FREE: (888) 349-2005




                                       3